October 22, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko
Karl Hiller

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 27, 2019
File No.: 001-34018

Ladies and Gentlemen:

This letter sets forth the responses of Gran Tierra Energy Inc. (the “Company,” or “we”) to the comments received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on October 15, 2019 in response to the Company’s letter dated October 3, 2019 (the “Second Response Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-34018) filed with the Commission on February 27, 2019 and amended on April 16, 2019 (the “2018 Form 10-K”).

For the Staff’s convenience, we have included a summary of the Staff’s comment as received telephonically and provided our response below such comment.

Financial Statements

Supplementary Data (Unaudited), Page 77

1.	With respect to the Company’s response to Comment #3 contained in the Second Response Letter, the Staff requests that the Company revise its presentation of “Costs Incurred” in Schedule C to conform with the applicable disclosure illustration at FASB ASC 932-235-55-4.

Response: In response to the Staff’s comment, in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2019, the Company will revise its disclosure to conform to the applicable disclosure illustration at FASB ASC 932-235-55-4, including removal of summations of select data.

October 22, 2019 Page 2 of 2

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kristine Robidoux at (403) 698-7927 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Ryan Ellson
Ryan Ellson Chief Financial Officer

Cc:	Gary S. Guidry, Gran Tierra Energy Inc.
Kristine Robidoux, Gran Tierra Energy Inc.
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP
Shane Doig, KPMG LLP
Cam Boulton, McDaniel & Associates Consultants Ltd.